Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

News Release

For Immediate Release

VIX FUTURES VOLUME IN NON-U.S. TRADING
HOURS SETS NEW DAILY RECORD

CHICAGO, IL -- November 9, 2016 -- CBOE Futures Exchange, LLC (CFE®) today announced record volume was set in futures contracts on the CBOE Volatility Index® (VIX® Index) traded in non-U.S. trading hours with an estimated 263,663 contracts changing hands. This record surpasses the previous single-day record of 235,141 contracts set during the overnight session on June 24, 2016, when U.K. voters decided that Britain should leave the European Union, an event also known as “Brexit.”

Last night’s jump in overnight trading volume followed a drop in global market prices after the results of the U.S. Presidential Election began to favor a Donald Trump victory over an expected win by Hillary Clinton.

VIX options and futures enable investors to trade volatility independent from the direction or the level of stock prices. Whether an investor’s market outlook is bullish, bearish or in between -- VIX options and futures offer the ability to diversify a portfolio or hedge, mitigate or capitalize on broad market volatility. For more information on the CBOE Volatility Index and VIX options and futures, go to http://www.cboe.com/micro/vix-and-volatility.aspx.

About CBOE Futures Exchange

CBOE Futures Exchange, LLC (CFE) currently offers contracts on CBOE Volatility Index (VIX Index) futures (VX), S&P 500 Variance futures (VA), CBOE/CBOT 10-year U.S. Treasury Note Volatility Index (TYVIX) futures (VXTY) and CBOE Russell 2000 Volatility Index (RVX) futures (VU).

VIX futures are available for trading nearly 24 hours a day, five days a week at CFE, beginning Sunday at 5:00 p.m. CT and ending Friday at 3:15 p.m. CT. CFE closes for 15 minutes between 3:15 p.m. CT and 3:30 p.m. CT, Monday through Thursday, after which the next trading day begins at 3:30 p.m. CT. For additional details on extended trading hours, see www.cboe.com/ETH.

CFE, an all-electronic market, is a wholly-owned subsidiary of CBOE Holdings, Inc. (NASDAQ: CBOE). CFE is regulated by the Commodity Futures Trading Commission (CFTC) and all trades are cleared by the OCC. More information on CFE and its products, including contract specifications, can be found at: http://cfe.cboe.com.

Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-OE

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News Release: VIX Futures Volume in Non-U.S. Trading Hours Sets New Daily Record

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CBOE®, Chicago Board Options Exchange®, CFE®, CBOE Volatility Index® and VIX® are registered trademarks, and CBOE Futures ExchangeSM  CBOE/CBOT 10-year U.S. Treasury Note Volatility IndexSM, CBOE Russell 2000 Volatility IndexSM, VXSM, VASM, TYVIXSM, VXTYSM, RVXSM, and VUSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE).

Standard & Poor’s®, S&P® and S&P 500® are registered  trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE and CFE. Russell® and Russell 2000® are registered trademarks of the Frank Russell Company, used under license. CBOT is a trademark of CME Group, Inc. (CME). CBOE has, with the permission of CME, used such trademark in the CBOE/CBOT 10-year U.S. Treasury Note Volatility Index. CME makes no representation regarding the advisability of investing in any investment product that is based on such index. All other trademarks and service marks are the property of their respective owners.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Holdings, Inc. (“CBOE”), Bats Global Markets, Inc. (“Bats”), CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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